July 25, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	AU Optronics Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-31335

Dear Mr. James:

This letter sets forth the responses of AU Optronics Corp. (“AUO” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 11, 2012.

For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Consolidated Financial Statements

Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89

1.	We note the matters disclosed throughout Note 24. Please tell us how you considered the disclosures required by ASC 450-20-50. For example, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, consistent with ASC 450-20-50-3 and 50-4, you should disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.

Response

Pursuant to ASC 450-20-50, the Company regularly evaluates the probability of a potential loss of all our litigation, claims or assessments to determine whether a liability has been incurred. If a potential loss is determined to be probable, and the amount of the loss can be reasonably estimated, the Company recognizes an accrued liability. If it is determined that a potential loss is less than probable, the Company assesses whether a potential loss is reasonably possible, and discloses the information.

During each reporting period, the Company consults and discusses with outside counsel the merits of the cases, including but not limited to the status of the proceeding, the nature, factual ground, development, possible timeline, possible advantageous factors and disadvantageous factors of the case, whether the damages/penalties sought by the opposing party are supported or unwarranted, the probability of an unfavorable outcome of the case, whether a reasonable estimate can be made for such case and whether it is possible to evaluate the amount or range of possible loss. Based on such consultation with outside counsel, the Company evaluates and determines whether a reasonable estimate can or cannot be made for a matter, or whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible or whether an accrued liability is required for each matter when a potential loss is determined to be probable and the amount of loss can be reasonably estimated.

The Company considered the guidance in paragraph 450-20-50-4 that requires for loss contingencies where there is at least a reasonable possibility that a loss could occur in excess of amounts accrued that the Company disclosed both “(a) the nature of the contingency and (b) an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.”

Prior to the issuance of AUO’s financial statements, management considered the potential disadvantages and ramifications of disclosing individual loss provisions or possible losses. Management believes disclosure of such amounts, especially loss provisions on a case by case basis, could be extremely relevant information for an adversary in litigation, even where the level of the provision would not be material or relevant to an investor. Disclosure of accrued liabilities and of details regarding possible losses could seriously compromise our litigation and cause the Company to disclose information that would be prejudicial to our defense. Adversaries may view disclosure of accrued liabilities and ranges of potential losses as an admission of liability. Furthermore, management believes disclosure of such matters could impact our attorney-client privilege and have a number of unintended and adverse consequences. Such disclosures can provide a roadmap to a litigant’s thinking and strategies and often unveils to an opponent the most highly attorney-client privileged information, including internal litigation preparation and strategies. Moreover, such disclosures may compromise and put the Company at a severe disadvantage in our negotiations with plaintiffs since the disclosures may provide insight regarding internal views on the advantages and disadvantages of litigating or settling claims. In addition, based on our past experience, the counterparties’ demands are rarely a good indication of the potential loss exposure to the Company. Furthermore, certain of these proceedings are in the early stages or on appeal. In the absence of merit-related or final rulings, the amount of reasonably possible losses can depend on a number of contested and unknown variables. As such, management believes it would harm both the Company and our investors to provide specific accrued liability amounts or amounts of possible loss and, therefore, have only provided such information where management believes doing so would not harm the Company or our investors.

Based on the foregoing consideration, management assessed AUO’s financial statements included in the Form 20-F and concluded they would not be materially misleading as a result of our loss contingency disclosures.

2.	Further, please tell us how you considered the subsequent events related to the US DOJ matters described on page F-88 in your assessment of the accrual under US GAAP as of December 31, 2011 and the related US GAAP disclosures. Refer to ASC 450-20-25-6 and 25-7 and ASC 450-20-50-9.

Response

As stated in Note 26 Subsequent Events, on March 14, 2012 (Taiwan Time), a jury announced a guilty verdict against the Company and its subsidiary, AUUS, and its executives, Mr. HB Chen and Dr. Hui Hsiung. The Northern California District Court is expected to issue a fine against the Company and AUUS within the next few months. In deciding the amount of the fine, management understands that the court is required to consider the range of fine calculations prescribed by the federal sentencing guidelines, and a key consideration for calculating the fine is the amount of commence (i.e. revenues) attributable to AUO.

In accordance with US GAAP, the subsequent guilty verdict announced by the jury was taken into consideration for purposes of updating the estimate of the accrued liability for this matter at December 31, 2011. Specifically, in consultation with outside legal counsel, management has calculated estimated fine amounts based on different scenarios to determine a new range of estimated potential loss. Management concluded that no amount within the range of loss appeared to be the better estimate and, therefore, in accordance with ASC 450-20-30 management determined that the appropriate accrual amount as a result of this subsequent event should be the minimum amount within the range. Management compared this amount with the amount previously recognized prior to this subsequent event and concluded that the amount of the adjustment to the liability originally accrued for this matter was not material. Consequently, the adjustment for this subsequent event was not made. The amount of this accrued liability and an estimate for the exposure to loss in excess of amount accrued for this matter was not disclosed for reasons described in our reply to Staff’s Comment #1 above.

3.	Please also explain to us your accounting policies for loss contingencies under both ROC and U.S. GAAP. Discuss why you did not include disclosure of these accounting policies in the financial statements.

Response

The Company is involved from time to time in certain legal proceedings and governmental investigations incidental to our business. Under both ROC GAAP and U.S. GAAP, the Company recognizes liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In determining whether a loss should be accrued, the Company evaluates, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. Legal costs incurred in connection with loss contingencies are expensed as incurred. The determination of the accrued liabilities for loss contingencies under U.S. GAAP did not result in any significant differences with that under ROC GAAP. Therefore, the Company did not believe it was necessary to include any disclosure of its loss contingency accounting policy under U.S. GAAP in Note 27.

4.	We note your disclosure under the heading “Realization of inventory” in the Critical Accounting Policies section of your Management’s Discussion and Analysis on page 55. Based on this disclosure and the increasing significance of the inventory obsolescence and devaluation charges recorded, it appears that your accounting policy and estimates for your inventory valuation for obsolescence or slow-moving items is a significant accounting policy as described in ASC 235-10-50-1. Please explain to us your accounting policies under both ROC and U.S. GAAP. Discuss why you did not include disclosure of these accounting policies in the financial statements.

Response

The Company respectfully advises the Staff that management believes the Company’s accounting policy under ROC GAAP with respect to determining the inventory valuation allowance for obsolete or slow moving inventory is included within the disclosure in Note 3(j). Note 3(j) indicates that inventory is measured at the lower of cost or net realizable value (NRV). Note 3(j) further discloses and distinguishes how management determines NRV under ROC GAAP for raw materials and spare parts and NRV under ROC GAAP for finished goods and work in process. Management determines the Company’s inventory NRV and resulting valuation allowance for each major component of inventory. Management considers information including firm sales order and forecasts of demand for the Company’s products and any change to these forecasts to determine its estimates of NRV for the Company’s inventories.

Under U.S. GAAP no valuation allowance is used and instead the inventory write-down to “market” becomes the new cost basis for the inventory. The Company understands that the term “market” in the measurement of inventory impairment under U.S. GAAP means current replacement cost related to the purchase or reproduction of the inventory. However, replacement cost should not exceed the NRV —the ceiling in the lower of cost or market determination. Therefore, for inventory under U.S. GAAP, NRV represents an estimated selling price of the inventory in the ordinary course of business with less reasonably predictable costs of completion and disposal. Also, market should not be less than NRV reduced by an allowance for an approximate normal profit margin—the floor in the lower of cost or market analysis. The determination of inventory balances at the lower of cost or market under U.S. GAAP did not result in any significant differences in the determination of inventory balances at the lower of cost or NRV under ROC GAAP. Therefore, management did not believe it was necessary to include any narrative or quantitative disclosures of its inventory accounting policies under U.S. GAAP in Note 27.

5.	Additionally, please also describe and quantify for us in greater detail how the substantial decrease in the average selling prices which occurred during fiscal 2011 impacted your allowance for inventory valuation under US GAAP. Specifically, we note that the negative gross margins recorded during fiscal 2011 could be an indicator of additional impairment issues in your inventory.

Response

As described in our response to the Staff’s Comment #4 above, the determination of inventory balances at the lower of cost or market under U.S. GAAP did not result in any significant differences in the determination of inventory balances at the lower of cost or NRV under ROC GAAP. The substantial decrease in the average selling prices which occurred during fiscal year 2011 was a factor in management’s determination of the necessary inventory write-downs to lower of cost or NRV. Further, as also described in our response to the Staff’s Comment #4 above, management considers information including firm sales order and forecasts of demand for the Company’s products and any change to these forecasts to determine its estimates of NRV for the Company’s inventories.

Specifically, as disclosed in Note 9, inventory write-downs to lower of cost or NRV amounted to NT$2,735,721 thousand for the year ended December 31, 2011 (NT$1,660,317 thousand and NT$1,075,404 thousand in first half and second half of fiscal year 2011, respectively), which was charged to cost of goods sold. It was primarily due to the declines in selling prices during 2011, which continued into early 2012. In first quarter of 2012, the amount included in cost of goods sold for inventory write-downs adjustments was immaterial.

The Company respectfully informs the Staff that it has no inventory valuation allowance under U.S. GAAP and that inventory write-downs became part of the new cost basis for the inventory.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to AUO’s Annual Report on Form 20-F, please contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours,

AU Optronics Corp.

By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

cc:	Arman Pahlavan

Squire, Sanders & Dempsey

Alfred Wei

KPMG Taiwan

Kenneth Bunce

KPMG USCMG